SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              Camden Property Trust
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     973491
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                December 23, 2002
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [  ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stichting Pensioenfonds ABP

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2        Check the Appropriate Box if a Member of a Group

                 (a)  :

                 (b)  :
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3        SEC Use Only
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4        Source of Funds (See Instructions)     OO
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6        Citizenship or Place of Organization    The Kingdom of the Netherlands
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                               7      Sole Voting Power

   NUMBER OF                          4,222,300 shares of Common Stock
    SHARES                     -------------------------------------------------
  BENEFICIALLY                 8      Shared Voting Power
    OWNED BY
      EACH                            0
   REPORTING                   -------------------------------------------------
    PERSON                     9      Sole Dispositive Power

                                      4,222,300 shares of Common Stock
                               -------------------------------------------------
                               10     Shared Dispositive Power

                                      0
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11        Aggregate Amount Beneficially Owned by Each Reporting Person

          4,222,300
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12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

          [ ]
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13        Percent of Class Represented by Amount in Row (11)   10.76%

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14        Type of Reporting Person (See Instructions)   EP

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Item 1.   Security and Issuer

           The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Camden Property Trust, a Texas real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046.

Item 2.   Identity and Background

           The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

      NAME              PRINCIPAL OCCUPATION            CITIZENSHIP             BUSINESS ADDRESS
      ----              --------------------            -----------             ----------------
L.C. Brinkman           Independent Chairman of         The Netherlands         Oude Lindestraat
                        the Governing Board                                     70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
E.L. Snoeij             First Vice Chairman of the      The Netherlands         Oude Lindestraat
                        Governing Board                                         70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
B.H.J.J. Volkers        Secretary of the Governing      The Netherlands         Oude Lindestraat
                        Board                                                   70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.W.E. Neervens         Chairman of the Board of        The Netherlands         Oude Lindestraat
                        Directors                                               70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.M.G. Frijns           Member of the Board of          The Netherlands         Oude Lindestraat
                        Directors                                               70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.F. Maassen            Member of the Board of          The Netherlands         Oude Lindestraat
                        Directors                                               70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands

      NAME              PRINCIPAL OCCUPATION            CITIZENSHIP             BUSINESS ADDRESS
      ----              --------------------            -----------             ----------------
J.M.G. Frijns           Chief Investment Officer/       The Netherlands         Oude Lindestraat
                        Managing Director                                       70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
A.H. Berendsen          Managing Director               The Netherlands         Oude Lindestraat
                                                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J. Mensonides           Managing Director               The Netherlands         Oude Lindestraat
                                                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J. Straatman            Managing Director               The Netherlands         Oude Lindestraat
                                                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands



           To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

           The funds for the purchases of Common Stock made by the Fund in the initial public offering were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

           The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

           Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

           (a) The Fund is the sole beneficial owner of 4,222,300 shares of Common Stock representing 10.76% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding as of November 13, 2002 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

           (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 4,222,300 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

           (c) On June 7, 2002 the Fund purchased 5,800 shares of Common Stock at a price of $38.33. On June 14, 2002 the Fund purchased 8,400 shares of Common Stock at a price of $38.39. On June 25, 2002 the Fund purchased 65,300 shares of Common Stock at a price of $38.24. On June 26, 2002 the Fund purchased 24,368 shares of Common Stock at a price of $37.75. On June 27, 2002 the Fund purchased 15,256 shares of Common Stock at a price of $37.17. On July 1, 2002 the Fund purchased 8,400 shares of Common Stock at a price of $36.72. On July 3, 2002 the Fund purchased 6,100 shares of Common Stock at a price of $36.31. On July 11, 2002 the Fund purchased 100,000 shares of Common Stock at a price of $34.91. On July 17, 2002 the Fund sold 1,900 shares of Common Stock at a price of $35.59. On July 18, 2002 the Fund purchased 93,400 shares of Common Stock at a price of $33.25. On July 18, 2002 the Fund sold 6,450 shares of Common Stock at a price of $33.38. On July 19, 2002 the Fund sold 6,500 shares of Common Stock at a price of $32.58. On July 29, 2002 the Fund purchased 75,000 shares of Common Stock at a price of $35.00. On July 30, 2002 the Fund purchased 29,600 shares of Common Stock at a price of $35.56. On July 31, 2002 the Fund purchased 16,400 shares of Common Stock at a price of $35.72. On July 31, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $35.89. On August 1, 2002 the Fund purchased 24,900 shares of Common Stock at a price of $35.40. On August 5, 2002 the Fund purchased 4,989 shares of Common Stock at a price of $33.58. On August 5, 2002 the Fund purchased 63,000 shares of Common Stock at a price of $33.67. On August 28, 2002 the Fund purchased 18,400 shares of Common Stock at a price of $35.24. On August 29, 2002 the Fund purchased 18,600 shares of Common Stock at a price of $35.23. On September 16, 2002 the Fund purchased 5,900 shares of Common Stock at a price of $34.34. On September 27, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $33.10. On September 27, 2002 the Fund purchased 15,000 shares of Common Stock at a price of $32.84. On September 27, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $32.70. On October 4,

2002 the Fund purchased 40,000 shares of Common Stock at a price of $32.10. On October 7, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $31.44. On October 8, 2002 the Fund purchased 6,100 shares of Common Stock at a price of $30.32. On October 9, 2002 the Fund purchased 48,200 shares of Common Stock at a price of $29.95. On October 10, 2002 the Fund sold 189,600 shares of Common Stock at a price of $30.10. On October 30, 2002 the Fund purchased 30,000 shares of Common Stock at a price of $30.82. On November 5, 2002 the Fund purchased 13,500 shares of Common Stock at a price of $32.63. On December 3, 2002 the Fund sold 93,500 shares of Common Stock at a price of $34.35. On December 4, 2002 the Fund sold 200 shares of Common Stock at a price of $34.27. On December 10, 2002 the Fund purchased 28,300 shares of Common Stock at a price of $33.82. On December 11, 2002 the Fund sold 25,000 shares of Common Stock at a price of $33.90. On December 12, 2002 the Fund sold 174,800 shares of Common Stock at a price of $34.00. On December 13, 2002 the Fund sold 75,000 shares of Common Stock at a price of $34.39. On December 20, 2002 the Fund purchased 75,000 shares of Common Stock at a price of $32.67. On December 23, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $32.30.

           Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

           (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

           Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

           Not applicable.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

                                                    STICHTING PENSIOENFONDS ABP


                                                   By: /s/ R.H. Maatman
                                                      --------------------------
                                                      R.H. Maatman
                                                      Authorized Signatory



                                                   By: /s/ J.C. van Roekel
                                                      --------------------------
                                                      J.C. van Roekel
                                                      Authorized Signatory








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